Exhibit 99.1

MASTERBEEF GROUP Announces Pricing of US$8.0 Million Initial Public Offering

Hong Kong, April 10, 2025 – MasterBeef Group (the “Company”), a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue, today announced the pricing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares, par value US$0.0005 per share, at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on April 10, 2025 under the ticker symbol “MB.” The Company is also registering an aggregate of 1,815,000 ordinary shares for the potential resale by certain shareholders of the Company. These shares will not be underwritten by the underwriters and the Company will not receive any proceeds from the sale of the shares held by these resale shareholders.

The Company expects to receive aggregate gross proceeds of US$8.0 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about April 11, 2025, subject to the satisfaction of customary closing conditions.

Net proceeds from the Offering will be used for (i) the expansion of its restaurant network through the establishment of new restaurant outlets and its franchising endeavors in Hong Kong and overseas including Singapore and other Southeast Asian countries; (ii) its marketing and branding campaigns, including marketing and promotional activities to further expand its customer base and strengthen its brands; (iii) the production and sale of semi-finished food products such as packaged hotpot soup base and marinated food products; (iv) the investment in technology solutions for table service, inventory management and order processing, and the upgrade of the IT systems in its restaurant outlets; and (v) general corporate purposes that are beneficial in developing the business and its strategic direction.

The Offering is being conducted on a firm commitment basis. Dominari Securities LLC is acting as the lead underwriter for the Offering and Revere Securities LLC is acting as a co-underwriter. Schlueter & Associates, P.C. is acting as U.S. securities counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-283142) and was declared effective by the SEC on March 31, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained, when available. from Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor, New York, NY 10022, or by email at investmentbanking@dominarisecurities.com, or by telephone at (212) 393-4500, or Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by email at contact@reveresecurities.com, or by telephone at (212) 688-2350. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About MasterBeef Group

MasterBeef Group is a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue. The Company, through its Hong Kong Operating Subsidiaries, operates 12 restaurant outlets under the Master Beef and Anping Grill brands. For more information, please visit the Company’s website: www.masterbeefgroup.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

MasterBeef Group

Email: ir@masterbeefgroup.com